Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES APRIL 17TH, 2006 DISTRIBUTION AND
CONFIRMS 2005 DISTRIBUTION TAXABILITY

Calgary, March 8, 2006 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") today announces that a cash distribution of C$0.38 per trust unit will be paid on April 17th, 2006 to unitholders of record on March 22nd, 2006. Harvest trust units are expected to commence trading on an ex-distribution basis on March 20th, 2006. This distribution amount represents Distributable Cash earned in the month of March 2006.

Harvest also announces details regarding the 2005 distribution taxability for Harvest unitholders, as well as for the former Viking Energy Royalty Trust ("Viking") and Calpine Natural Gas Trust ("CNGT") unitholders. A table showing the detailed breakdown of the distribution and taxability information for 2005 for all three trusts is available on Harvest's website on the "Financial Information - Distributions & Tax Info" page. All unitholders are encouraged to seek independent legal or tax advice as it relates to distributions from Harvest, Viking or CNGT.

CANADIAN UNITHOLDERS OF HARVEST & VIKING

All distributions paid in the year are 100% taxable as 'other income' for Canadian unitholders. Canadian resident unitholders of Harvest or Viking whose units are held through a broker or other intermediary will receive T3 slips directly from their broker or intermediary.

Registered Canadian unitholders holding their unit certificate directly will receive T3 slips directly from the transfer agent, either Valiant Trust Company ("Valiant") for Harvest unitholders or Computershare Trust Company ("Computershare") for former Viking unitholders.

Additional Tax Information for Canadian Resident Former Viking Unitholders

Canadian resident former Viking unitholders who held Viking units outside of a tax sheltered account and exchanged them for Harvest units as part of the February 3, 2006 arrangement are reminded that the exchange may give rise to a taxable capital gain. Such holders may be able to defer some or all of the tax arising upon the exchange under the Income Tax Act (Canada) by making a tax election with Harvest. Canadian unitholders whose brokerage firms made an election on their behalf must still complete and submit the necessary tax forms to defer any capital gain that may have arisen upon the exchange.

Additional information, including the required tax election forms and related instructions for completion, are available on the Harvest website at www.harvestenergy.ca under "Financial Information - Tax Election for Former VKR.UN Holders".

NON-CANADIAN RESIDENT UNITHOLDERS OF HARVEST & VIKING

All distributions paid in the year are 100% taxable as 'dividends' for U.S. unitholders. U.S. resident unitholders of Harvest or former U.S. resident unitholders of Viking whose units are held through a broker or other intermediary will receive an IRS Form 1099-DIV "Dividends and Distributions" ("Form 1099-DIV") slip directly from their broker or intermediary.

Registered non-resident unitholders of Harvest and Viking will receive from Valiant or Computershare, respectively, a Form 1099-DIV and an NR-4 tax form ("Statement of Amounts Paid or Credited to Non-residents of Canada"), which indicates the amount of Canadian withholding tax deducted (in Canadian dollars).

Distributions paid to non-residents are subject to Canadian withholding tax under the Canadian Income Tax Act at a rate of 25%. However, this withholding tax rate is generally reduced to 15% for payments to unitholders who reside in the United States, as per the Canada-United States Income Tax Convention.

HARVEST ENERGY TRUST
PRESS RELEASE	Page 2 of 2	March 8, 2006

QUALIFIED DIVIDEND STATUS - U.S. UNITHOLDERS

Harvest is of the view that its and Viking's 2005 distributions are "qualified dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003. These dividends are eligible for the reduced tax rate applicable to long-term capital gains and should be reported as such on Form 1040. Please note that the distributions may not be qualified dividends in certain circumstances, depending on the holder's personal situation (i.e. if an individual holder does not meet a holding period test). Where the distributions are not qualified dividends, they should be reported as ordinary dividends.

Please note that Harvest and Viking, along with many other foreign entities that do not issue common shares, may not be listed as a "qualified foreign corporation" on databases used by brokerage firms to prepare Form 1099-DIV for their clients. Accordingly, U.S. brokerage firms may report all or a portion of the Harvest or Viking distributions received in 2005 as ordinary dividends. These databases do not contain an exhaustive list of qualified foreign corporations, meaning that intermediaries may incorrectly report the distributions as ordinary dividends on Form 1099-DIV. The distributions that indeed qualify as "qualified dividends" should be reported as such, despite how they have been reported on Form 1099-DIV.

UNITHOLDERS OF CNGT

The January 2005 distribution of C$0.15 paid by CNGT on February 15, 2005 is 0% taxable (i.e. 100% return of capital) to Canadian unitholders. Canadian resident unitholders of CNGT whose units were held through a broker or other intermediary will receive T3 slips directly from their broker or other intermediary. Former CNGT unitholders who are U.S. residents and whose units were held through a broker or other intermediary will receive an IRS Form 1099-DIV slip directly from their broker or intermediary.

Registered Canadian or U.S. unitholders holding their unit certificate directly will receive T3 slips or NR-4 Forms directly from Computershare, the transfer agent of CNGT.

The information above is not an exhaustive list of all possible income tax considerations nor is it intended to provide legal or tax advice to any particular holder or potential holder of Harvest, Viking or CNGT trust units. Holders or potential holders of Harvest units should consult their own legal and tax advisors as to their particular tax consequences of holding units and reporting income earned and tax withheld from distributions.

Harvest is one of Canada's largest conventional oil and natural gas trusts, actively managed to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Distributions to unitholders are based on cash flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:

John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO

Cindy Gray
Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca